CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

December 20, 2006

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS COMPLETES DDH 01 – 06 TO DDH 08 – 06

TO CUT DOS HORNOS NORTH MINERALIZED ZONE, MEXICO

Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or “Company”) is pleased to report that its 100% owned Mexican subsidiary, Cream Minerals de Mexico S.A. de C.V., has completed eight diamond drill holes out of the planned ten drill holes for a total of 1,545.5 m out of 2,000 m.  The program was stopped for the Christmas Holiday and is planned to recommence on January 8, 2007 with the return of the drill crew.  All samples have been shipped to the laboratory of Inspectorate in Reno, Nevada, USA.

The diamond drill holes completed are spaced along a 500 m strike length of Dos Hornos North Vein 1 and tested the mineralized structure 100 m to 200 m below surface.  The objectives of the drill program are to test the Dos Hornos Vein 1 at depth, to establish the actual width of the mineralized system and to check on indicated parallel mineralized structures.  Assays from holes 01-06 and 02-06 are due shortly.  Assays from holes 03 to 08 are subject to laboratory delays.

The diamond drill program completed to date has confirmed the presence of Multiple Quartz Veins and Quartz Stockwork zones.  This is the first time that silver sulphides have been observed in Quartz Veins, as fracture filling and as dissemination in silica-flooded zones.  Minor Galena, Chalcopyrite and Sphalerite were also observed in places.

DDH #	Bearing	Inclination	Elevation	Depth m	Intersected Depth m To be Assayed	Comments
DDH 1 - 06	N60E	-45	1070	174.00	81.00 - 99.30	Quartz Stockwork Zone
					99.00 – 129.00	Vein 1, Fault - Breccia
					135.00 – 171.00	Quartz Stockwork zone

DDH 2 - 06	N60E	-45	1102	143.00	36.00 – 37.75	Quartz Vein
					92.00– 121.30	Vein 1, Fault - Breccia

DDH 3 - 06	N60E	-45	1108	289.00	35.40 – 49.40	Quartz Stockwork
					49.40 – 53.20	Quartz Vein
					57.50 – 63 .30	Quartz Vein
					98.50 – 112.20	Quartz Stockwork
					131.60 – 134.10	Quartz Vein
					193.2 - 194.00	Quartz Vein
					213.30 – 225.40	Quartz Stockwork
					225.50 – 247.50	Vein 1 , Fault – Breccia
					248.00 – 251.00	Quartz Stockwork

DDH 4 - 06	N60E	-45	1081	299.50	26.80 – 28.30	Quartz vein in Breccia zone
					87.40 – 98.20	Quartz Stockwork Zone
					154.80 – 155.70	Quartz Veins
					209.00 – 217.00	Quartz Veins
					243.00 – 244.10	Quartz Vein
					269.35 – 291.00	Vein 1 Quartz Breccia – Fault Vein

DDH #	Bearing	Inclination	Elevation	Depth m	Intersected Depth m To Be Assayed	Comments
DDH 5 - 06	N55E	-50	1068	133.00	84.60 – 96.60	Quartz Stockwork
					96.60 – 100.40	Quartz Vein
					102.40 119.00	Vein 1, Quartz Breccia Vein

DDH 6 - 06	N55E	-45	1070	166.00	35.10 – 44.30	Quartz vein, plus Stockwork
					44.30 – 48.45	Quartz Vein
					106.00 – 117.30	Quartz Stockwork
					117.90 – 136.50	Vein 1 Quartz Breccia, Fault Vein
					136.50 – 138.50	Quartz Stockwork

DDH 7 - 06	N55E	-46	1073	162.00	21.20 – 28 .75	Quartz Stockwork
					71.40 – 75.40	Quartz Stockwork
					75.40 – 77.30	Quartz Veining
					77.30 – 79.00	Quartz Stockwork
					106.30 – 107.80	Quartz Breccia Vein

DDH 8 - 06	S50W	-47.5	1057	180.00	12.00 - 51.30	Quartz Stockwork, Silica flooding
					51.30 – 54.00	Quartz Vein
					54.00 – 79.00	Quartz Stockwork
					97.40 – 140.00	Quartz Stockwork
					140 – 142.00	Quartz Breccia, Silica Flooding
					142.00 – 154.00	Quartz Stockwork

Previous diamond drilling has shown that core assays, when compared to channel samples cut in the old workings, may be 30% to 50 % lower due to core loss and washing of fines.

The intersected width of the mineralized Vein – Breccia Zone, (Vein 1 Dos Hornos) in the diamond drill holes is comparable to the mineralized width of Trench 1 (20 m, 6 m high grade), Trench 2 (14 m, 6 m high grade) and Trench 3 (18 m, 10 m high grade).  The NI 43 - 101 report by F. Holcapek, P. Eng., dated February 16, 2006, states the Inferred Mineral Resource for a 700 m section of the Dos Hornos Vein 1 used an average width of 5.50 m.  Numerous samples originating from the narrow Spanish underground workings lowered the average sample width.

Strike Length	Down Dip	Average Width	Au g/T	Ag g/T	S.G.
700 m	150 m	5.50 m	2.827	178.05	2.65

Dos Hornos North – Inferred Resource

1,530,000 Tonnes, Au: 139,000 oz,  Ag: 8,760,000 oz

Mr. Ferdinand (Fred) Holcapek, P. Eng. is supervising the drill program and is the Company's "Qualified Person" for the purpose of National Instrument 43-101.  We wish all our shareholders a Merry Christmas and a Happy and Prosperous New Year.

Frank A. Lang, MA, P. Eng.

 President & CEO

For further information please contact:

 Investor Relations    Tel:  (604) 687-4622; Fax:  (604) 687-4212;   Toll Free: 1-888-267-1400;  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.